February 9, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:      Jennifer Hardy, Branch Chief
John Cash, Accounting Branch Chief
Matthew Franker, Staff Attorney
Tricia Armelin, Staff Accountant

Re:       BioSolar, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed January 30, 2007 (File No. 333-138910)

Dear Ms. Hardy:

On behalf of BioSolar, Inc. (“BioSolar” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of February 8, 2007.

Fee Table

1.
We reference note 3 to the fee table. Please confirm to us that the number of shares being registered includes only shares issued under the Subscription Agreements dated May 26, 2006, and July 17, 2006.

Response:

The Company hereby confirms that the number of shares being registered includes only shares issued under the Subscription Agreements dated May 26, 2006, and July 17, 2006.

Prospectus Summary, page 7

The Offering, page 7

2.
We note statements under this heading that “up to 25,000,000 shares of common stock” were issued in the May 2006 transaction, that “up to 128,557,777 shares” are outstanding after the offering, and that this latter amount was “issued and outstanding” on November 13, 2006. Please revise these sections, and throughout your registration statement, to clarify whether the shares you are registering for resale have been issued to the individuals and entities listed in your selling stockholders table and to ensure consistent disclosure throughout the document.

Response:

We have revised page 7 of the prospectus under the heading “The Offering”, and throughout the prospectus, where applicable, to clarify that the shares the Company is registering for resale have been issued to the individuals and entities listed in the selling stockholders table to ensure consistent disclosure throughout the document.

Plan of Distribution, page 22

3.
We note your statement that the “selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders.” This statement indicates that your private placement may not have been complete at the time your registration statement was initially filed. Please provide us with a detailed legal analysis that explains how your private placements were exempt from registration under the Securities Act. If any of the shares being registered for resale were sold in the May and July Subscription Agreements, but have not been issued, your analysis should address each of the conditions required by the staff’s private-investment, public-equity (PIPE) position, as specified in paragraph 3S(b) to the Securities Act Sections portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. Refer also to Section A.51 of our 1997 Manual of Publicly Available Telephone Interpretations. We may have additional comments upon review of your response.

Response:

We have revised the “Plan of Distribution” on page 22 of the prospectus to delete the statement “will be issued to”. The Company hereby confirms that the entire purchase price for the shares was paid by the selling stockholders, and the shares the Company is registering for resale were issued to the selling stockholders, upon the completion of each private placement in May and July 2006, respectively, and prior to the initial filing of the registration statement. Accordingly, the Company believes that its private placements were complete and came to rest prior to the time that the Company’s registration statement was initially filed, and exempt from the registration requirements pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder.

Very Truly Yours,

                /s/ Eric A. Pinero

Eric A. Pinero